UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        JAKE'S PIZZA INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    470121104
                                 (CUSIP Number)

                    John L. Keeley, Jr., Keeley Investment Corp.
         401 South LaSalle Street, Suite 1201, Chicago, Illinois  60605
                                 (312) 786-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 10, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.  470121104

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John L. Keeley, Jr.; Social Security No:  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             -0-
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-


    14   TYPE OF REPORTING PERSON*

              IN

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Barbara G. Keeley; Social Security No:  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             -0-
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-


    14   TYPE OF REPORTING PERSON*

              IN

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Keeley Investment Corp.; Tax I.D. No:  35-2891284

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             -0-
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-


    14   TYPE OF REPORTING PERSON*

              BD

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kamco Limited Partnership No. 1; Tax I.D. No:  36-3528572

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              00 (Funds of Kamco Limited Partnership No. 1)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             -0-
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-


    14   TYPE OF REPORTING PERSON*

              PN

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John L. Keeley, Jr. Foundation, Tax I.D. No. 36-3865180

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              OO (Funds of John L. Keeley, Jr. Foundation)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             -0-
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-


    14   TYPE OF REPORTING PERSON*

              EP

             This Amendment No. 1 to the undersigned's Schedule 13D, which was originally filed on March 22, 1994 (the "Schedule 13D") with regard to Jake's Pizza International, Inc. (the "Issuer") is being filed to amend Items 5 and 7 of the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the
   Schedule 13D.

   ITEM 5    Interest in Securities of the Issuer.

        A.   The aggregate number and percentage of Securities to which this
             Schedule 13D relates is -0- shares, representing 0.0% of the Issuer's shares outstanding. The Securities are beneficially owned as follows:


                                             Shares of      % of Class
                                              Class B       of Class B
                                            Common Stock   Common Stock
    John L. Keeley, Jr. . . . . . . . . .              0             0%
    Barbara G. Keeley . . . . . . . . . .              0             0%
    John L. Keeley, Jr. Foundation  . . .              0             0%
    Keeley Investment Corp.
         As Principal . . . . . . . . . .              0             0%
         As Agent . . . . . . . . . . . .              0             0%
    Kamco Limited Partnership No. 1 . . .              0             0%
                                                    ----          ----
              Total . . . . . . . . . . .              0             0%
                                                    ====          ====


        B.   1.   Number of such shares held by Mr. Keeley for which there is sole power to vote or direct the vote: 0; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 0; shared power to dispose or direct the disposition: 0.

             2. Number of such shares held by Mrs. Keeley for which there is sole power to vote or direct the vote: 0; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 0; shared power to dispose or direct the disposition: 0.

             3. Number of such shares held by JLKF for which there is sole power to vote or direct the vote: 0; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 0; shared power to dispose or direct the disposition: 0.

             4. Number of such shares held by KIC for which there is sole power to vote or direct the vote: 0; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 0; shared power to dispose or direct the disposition: 0.

             5. Number of such shares held by KLP for which there is sole power to vote or direct the vote: 0; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 0; shared power to dispose or direct the disposition: 0.

        C. To the best of our knowledge, none of the executive officers or directors named in Exhibit 1 beneficially own any Securities.

        D. A detailed description of transactions in Securities by Mr. Keeley, Mrs. Keeley, JLKF, KIC and KLP in the past sixty days, including prices, is set forth in Exhibit 2.

        E.   Inapplicable.

        F.   Inapplicable.


   ITEM 7    Material to Be Filed as Exhibits.

        Exhibit 1   -  Keeley Investment Corp. Executive Officers and
                       Directors

        Exhibit 2   -  Transactions Effected During the Past Sixty Days

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated this 30th day of October, 1997.



                                        /S/ John L. Keeley, Jr.
                                        John L. Keeley, Jr.


                                        /S/ Barbara G. Keeley
                                        Barbara G. Keeley


                                        JOHN L. KEELEY, JR. FOUNDATION


                                        By:  /S/ John L. Keeley, Jr.
                                             John L. Keeley, Jr.


                                        KEELEY INVESTMENT CORP.



                                        By:  /S/ John L. Keeley, Jr.
                                             John L. Keeley, Jr., President


                                        KAMCO LIMITED PARTNERSHIP NO. 1



                                        By:  /S/ John L. Keeley, Jr.
                                             John L. Keeley, Jr., General
                                             Partner